August 17, 2006

Mail Stop 4561

<u>Via U.S. Mail and Fax (804) 967-7408</u>
Mr. Robert B. Eastep
Chief Financial Officer
Saxon Capital, Inc.
4860 Cox Road, Suite 300
Glen Allen, VA 23060

> RE: **Saxon Capital, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the quarterly period ended March 31, 2006**
> **File No. 1-32447**

Dear Mr. Eastep:

We have reviewed your response letter dated August 15, 2006. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions.

> Sincerely,

> Linda van Doorn
> Senior Assistant Chief Accountant